September 25, 2009

Via EDGAR

H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           PNM Resources, Inc.
Form 10-K for Year Ended December 31, 2008
Filed March 2, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 8, 2009
Form 10-Q for the Period Ended March 31, 2009
Filed May 6, 2009
Form 8-K
Filed May 19, 2009
File No. 1-32462

Public Service Company of New Mexico
Form 10-K for Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Period Ended March 31, 2009
Filed May 6, 2009
Form 8-K
Filed May 19, 2009
File No. 1-06986

Texas-New Mexico Power Company
Form 10-K for Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Period Ended March 31, 2009
Filed May 6, 2009
File No. 2-97230

Dear Mr. Owings:

This letter is with regard to your correspondence dated September 15, 2009, regarding the subject filings.

September 25, 2009

This will confirm the telephone conversation this morning with John Fieldsend of your Staff, participated in by myself and other representatives of the registrants.  We requested a ten business day extension of the response deadline (to October 13, 2009).  Mr. Fieldsend was agreeable to the extension and requested that we file this confirming correspondence by EDGAR.

Sincerely,

/s/ Thomas G. Sategna
Thomas G. Sategna
Vice President and Corporate Controller